Exhibit 99.1

1441 Creekside Dr, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Receives complete response letter

from u.s. FDA for brinavess AND PROVIDES UPDATE

ON RECENT EVENTS

Vancouver, Canada, December 24, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced it has received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding the New Drug Application (NDA) for Brinavess™ (vernakalant IV), an anti-arrhythmic drug for the conversion of atrial fibrillation (AF). The CRL stated that the FDA determined it cannot approve the Brinavess NDA in its present form and provided recommendations needed for resubmission.

In the CRL, the FDA stated that while the submitted data provides substantial evidence of Brinavess’ effectiveness, the data do not provide reassuring evidence of Brinavess’ safety. The FDA indicated that Correvio will need to develop an approach to select patients who are at low risk of adverse cardiovascular reactions and that data from an additional, potentially uncontrolled, clinical study will be needed to assess Brinavess’ cardiovascular risk in the selected patient population and to support an NDA resubmission. The FDA also stated that the risk of serious cardiovascular adverse reactions will need to be much less than 1% in the selected patient population.

Correvio intends to request a meeting with the FDA as soon as possible to discuss the design and specifics of a potential study to address the FDA’s concerns and currently believes that enrollment of both US and ex-US subjects may be acceptable to the Agency based on preliminary feedback. As previously announced, Correvio is also exploring strategic alternatives for the Company and/or its assets. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination or other strategic transaction involving the Company or its assets.

Recent Events

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Since the Company’s announcement of the FDA’s Cardiovascular and Renal Drugs Advisory Committee (CRDAC) meeting outcome for Brinavess on December 10, the Company has received notice of claims being made against it in respect of that event. The Company strongly believes there is no basis for any such claims and intends to vigorously defend itself. Additionally, the Company has made a claim against Eddingpharm (Asia) Macau Commercial Offshore, Ltd. (“Eddingpharm”), one of its former distributors for Aggrastat, in respect of certain contractual breaches by Eddingpharm. Eddingpharm has, in turn, stated its intention to counterclaim against the Company based on alleged breaches by the Company. The arbitration proceeding is still in its early stages and Eddingpharm has not yet formally responded to the Company’s Statement of Claim. Although the Company strongly believes in the strength of its claim and intends to vigorously assert its rights, it is not possible at this early stage to predict the outcome of the arbitration proceeding or the probability or amount of any award that may be issued by the Arbitration Tribunal.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", “look forward to” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to any regulatory path forward for Brinavess. In particular, no statement herein should be understood to mean: (i) that the FDA will agree to meet with us to address the concerns expressed in the CRL; (ii) that the FDA will find any additional clinical trial data we provide to be acceptable; (iii) that the FDA will find our manufacturing sites acceptable and validate them; or (iv) that, in the event the Company resubmits an NDA for Brinavess, the FDA will approve it, will or will not require substantive Risk Evaluation and Mitigation Strategies (REMS) and/or substantively limit the product label. Furthermore, the timing of any resubmission of an NDA for Brinavess, any action by the FDA or any possible regulatory paths forward cannot be guaranteed, in that, for example: (i) an additional, potentially uncontrolled, clinical study to assess Brinavess’ cardiovascular risk in the selected patient population may not produce results that support a resubmission; (ii) the FDA may not accept a resubmission, (iii) the timing of any FDA review process is unknown; and (iv) the FDA may require further information or additional clinical studies. Finally, no statement provided herein should be understood to mean that a strategic alternative can or will be found for the Company or that the Company’s assessment of the claims against it as having no basis will prove to be accurate.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd., a subsidiary of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz

President & CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com

claudia@argotpartners.com

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